May 5, 2025

Matthew Salem
Chief Executive Officer
KKR Real Estate Finance Trust Inc.
30 Hudson Yards
Suite 7500
New York, NY 10001

       Re: KKR Real Estate Finance Trust Inc.
           Registration Statement on Form S-3
           Filed April 30, 2025
           File No. 333-286852
Dear Matthew Salem:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Joseph H. Kaufman, Esq.